SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Amendment No. 1

American Financial Group, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

025932 10 4
(CUSIP Number)

Karl J. Grafe, Esq.
301 East Fourth Street
Cincinnati, Ohio 45202
(513)  579-2540
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

CUSIP No. 025932 10 4		Page 2 of 4 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edyth B. Lindner
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF,OO – See Item 3
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,046,274
	8	SHARED VOTING POWER 334,994
	9	SOLE DISPOSITIVE POWER 6,046,274
	10	SHARED DISPOSITIVE POWER 334,994
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,381,268 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D is filed on behalf of Edyth B. Lindner (the “Reporting Person”), to update her Schedule 13D initially filed on October 12, 2012, regarding the Common Stock, no par value per share (the “Shares”), of American Financial Group, Inc., a corporation organized under the laws of Ohio (“AFG” or the “Issuer”).

The principal executive offices of AFG are located at 301 East Fourth Street, Cincinnati, Ohio 45202.

Item 2.  Identity and Background

(a)	Edyth B. Lindner
(b)	1 East Fourth Street, Cincinnati, Ohio 45202
(c)	Individual Investor
(d)	None
(e)	None
(f)	United States citizen

Item 3.                        Source and Amount of Funds or Other Consideration.

The Shares held by Mrs. Lindner were acquired through bequest, inheritance, gift or acquisition on the open market.

Item 4.  Purpose of Transactions.

The Reporting Person acquired for investment purposes all of the Shares for which she is deemed to be a beneficial owner.  The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Person intends to review her investment in the Issuer on a continuing basis and retains the right to change her investment intent, to acquire additional Shares from time to time or to sell or otherwise dispose of all or part of the Shares beneficially owned by her in any manner permitted by law.

Item 5.  Interest in Securities of the Issuer.

(a)            See Items 11 and 13 on pages 2 and 3 of this Schedule 13D.

(b)            See Items 7, 9 and 11 on pages 2 and 3 of this Schedule 13D.  All Shares over which the Reporting Person has sole voting and dispositive power are held in a family trust.  All Shares over which the Reporting Person shares voting and dispositive power are held by a charitable foundation.

(c)            On June 3, 2013, the Reporting Person received 955,227 Shares through distributions from two family trusts for no consideration.  The Reporting Person also had the following transactions during the preceding 60 days.

Date	Transaction	Price	# of Shares

4/1/2013	Acquisition from GRAT	n/a	163,297

4/1/2013	Acquisition from GRAT	n/a	163,251

(d)            Not Applicable.

(e)            Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person has no contracts, arrangements, understandings or relationships with respect to the Shares.

Item 7.  Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 2013

/s/ Karl J. Grafe
Karl J. Grafe, as Attorney-in-Fact for Edyth B. Lindner